ODYSSEY PICTURES CORPORATION
2321 Coit Road, Suite E
Plano, Texas 75075
(972) 867-0055

May 13, 2013

Ms. Linda Cvrkel
Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Odyssey Pictures Corporation
Form 10-K for Fiscal Year Ended June 30, 2012
File No. 000-18954
Your Letter of December 12, 2012

Dear Ms. Cyrkel:

This letter is in response to the comments in your letter of December 12, 2012 concerning the Form 10-K for Fiscal Year Ended June 30, 2012 filed by Odyssey Pictures Corporation. (the “Company”)

Responses are key to your paragraph numbers.

1. The Company has not held an annual or special meeting of shareholders since 2004 and has not solicited proxies in connection with any such meeting. As well, since the 14C filed covering the shareholder action on October 10, 2004, there has been no business conducted by the shareholders by written authorization or consent that would have required the filing of an information statement pursuant to Regulation 14C.

2. This indication was a scriveners error and will be corrected with an amended filing.

3. The Company will disclose the aggregate market value of its common stock held by non affiliates as of the most recently completed second fiscal quarter with an amended filing of its 10-K.

4. The Company will provide information concerning its numbers of shares outstanding as of the date of the filing of its 10-K with an amended filing.

5. Per your comment, the Company will amend its filing to include statements with the background of each director which led to the conclusion that each should serve as a director.

6. With information which as reported elsewhere, Mr. Foster, Mr. Drakelid, Mr. Persson and Mr. Saran have submitted Form 5’s to the filing agent for the year 2011 reflecting stock positions which they have had and have been reported also with Mr. Foster’s reflecting shares received under his contract and separately reported. With information which as reported elsewhere, Mr. Foster, Mr. Drakelid, and Mr. Saran have submitted Form 5’s to the filing agent for the year 2012 reflecting stock positions which they have had and have been reported also with Mr. Foster’s reflecting additional shares received under his contract and separately reported. The Company is unaware of any other transactions by directors or 10% shareholders.

7. The Company will provide information in an amended filing with regard to Item 406 Code of Ethics and 407(d)(4) and (d)(5) regarding audit committee and financial expert.

8. Per your comment, we will expand the compensation table to include the additional items displayed in Item 402(n) Regulation S-K, in an amended filing. We would expect the values in those cells will be -0-.

9. Per your comment, we will revise the Summary Compensation table to clarify option awards including the aggregate market date grant value disclosed elsewhere as well as amending other provisions elsewhere as appropriate.

10. We will included in the amended filing an “Outstanding Equity Awards at Fiscal Year End” table with associated foot note disclosure as required by Item 402(p) of Regulation S-K.

11. We will include a director compensation table in amended filing which will reflect zero compensation as disclosed elsewhere.

12. Per your comment, we will include in an amended filing the Equity Compensation Plan Information which should contain information disclosed elsewhere.

13. We will include in the amended filing, information on Security Ownership of Certain Beneficial Owners and Related Shareholder matters as of the “latest possible date” prior to the filing and would expect to use the last day of the Quarter ended 9-30-2012.

14. We will revise and included in the amended filing an Exhibit List reflecting the appropriate exhibits.

15. We will amend the Exhibit List to include material contracts disclosed but not previously included on the list.

16. Costs associated with long-lived and intangible assets, including film assets and intellectual property, are booked as assets and are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss is recognized. Measurement of an impairment loss for long-lived assets is based on the fair value of the asset as determined by discounted cash flows.

17. In 2011 the Company became the sole member of FilmZone LLC which had operations that consisted only of ownership of web based domain properties. By June 30, 2011 all assets of FilmZone had been sold to two entities. The bulk sale of all of the assets held by FilmZone were reported on a consolidated basis as discontinued operations. FilmZone has ceased that portion of its business.

18. In 2011 FilmZone disposed of all of its remaining assets .. All amounts due were paid full by June 30, 2011. The proceeds, offset by their basis resulted in the amount reported.

19. Services provided by the Company under were not offered under these contracts as discrete products nor did they constitute discrete business lines. Many of the elements as described carried across different sites or platforms and across monthly time segments. These payments are not refundable for this reason and thus earned when made.

20. The Company will revise Note 2 to provide a detail of loans and balances in tabular form and assure that they conform to the balance sheet.

21. In response to your comment 21 and the debt written off by the Company during 2011 and 2012, there was no collection activity, invoices, statements of account, court action or communications related to these obligations for a minimum of five years with the affected entities or parties. After a review of the state statute of limitations, the Company has concluded that these obligations are not legally judicially enforceable due to the application of limitations for the collection of debt and these liabilities were de-recognized as of the dates of these statements.

22. The Company will reconcile in an amended filing the excess carrying value of the renegotiated payables for 2011 and 2012.

23. Per your comment the Company will in an amended filing reconcile note 5 with the MD&A to report the number of warrants issued along with the method and assumptions used to determine the fair value of the warrants.

24. The Company will file an amended filing which sets out separately the acquisition of its interest in FilmZone, LLC along with the purchase price allocation.

25. As well, the Company’s amended filing will include information concerning the determination of sales price for FilmZone assets.

26. The Company will amend its filing to reflect the signature change referred to in paragraph 26 of your letter.

27. The Company will amend it filing to reflect the changes in the certifications referred to in paragraph 27 of your letter.

The Company will proceed to prepare and file its amended 10-K to reflect the mattes set out in this letter.

Very truly,

/s/ John W. Foster
John W. Foster